

Mail Stop 3561

May 11, 2010

<u>Via U.S. Mail</u>

Mr. Zane C. Rowe, Chief Financial Officer
Continental Airlines, Inc.
1600 Smith Street
Dept HQSEO
Houston, Texas 77002

> **Re:** **Continental Airlines, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 17, 2010**
> **File No. 001-10323**

Dear Mr. Rowe:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief